UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated August 29, 2019

Item 1

PRESS RELEASE

Millicom closes acquisition of Telefónica operation in Panama

Luxembourg, August 29, 2019 – Millicom announced today that it has closed the acquisition of Telefónica Móviles Panamá, S.A., the leading mobile operator in the country. The acquisition was made through its subsidiary, Cable Onda S.A., the leading cable operator in Panama. This is the second transaction to close since Millicom announced in February an agreement to acquire the operating subsidiaries of Telefónica in Panama, Costa Rica and Nicaragua.

Telefónica Móviles Panamá, S.A. brings approximately 1.6 million new mobile customers to Millicom with a 4G network accessible to 80% of the population in Panama. The transaction accelerates the execution of Millicom’s fixed-mobile convergence strategy and helps consolidate the company’s leadership position in Central America. With this additional investment in Panama, a dollarized and rapidly-growing investment-grade economy, Millicom further diversifies and balances its geographic footprint in its mission to build digital highways that connect more people and develop communities throughout the region.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 786 628 5300 press@millicom.com	Investors: Michel Morin, VP Investor Relations +1 786 628 5270 investors@millicom.com Sarah Inmon, Investor Relations Manager +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31st, 2018, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 50 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: August 29, 2019